[redacted]

SEC SSION

13026361

SEC Mail Processing Section DEC 3 - 2013 Washington DC 404

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SEC FILE NUMBER
8-52904

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaraDorbecker Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Golden Scroll Circle
(No. and Street)

The Woodlands	Texas	77382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Leah Hanerhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LaraDorbecker Securities Corporation, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Cindy Hanerhoff
Signature

President/Principal
Title

Carol Bunton
Notary Public

CAROL BUNTON
Notary Public, State of Texas
My Commission Expires
November 26, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARADORBECKER SECURITIES CORORATION

September 30, 2013

CF ACCOUNTANTS CONSULTANTS

LARADORBECKER SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2013

LARADORBECKER SECURITIES CORPORATION

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1 - 2
STATEMENT OF FINANCIAL CONDITION		3
STATEMENT OF INCOME		4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		6
STATEMENT OF CASH FLOWS		7
NOTES TO FINANCIAL STATEMENTS		8 - 10
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		16 - 17
INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5		19 - 21

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
LaraDorbecker Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of LaraDorbecker Securities Corporation as of September 30, 2013 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaraDorbecker Securities Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 20, 2013

LARADORBECKER SECURITIES CORPORATION
Statement of Financial Condition
September 30, 2013

ASSETS

Cash and cash equivalents	$ 107,961
Receivable from broker-dealers and clearing organizations	85,238
Securities owned, at fair value	12,118
Property and equipment, net of accumulated depreciation of $26,012	6,129
Other assets	5,085
	$ 216,531

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 28,343
Commission payable	32,400
	60,743
Stockholder's equity	
Common stock - $.01 par value, 10,000 shares authorized, 10,000 shares issued and outstanding	100
Additional paid-in capital	144,006
Retained earnings	11,682
Total stockholder's equity	155,788
	$ 216,531

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Income
For the Year Ended September 30, 2013

Revenues	
Commissions income	$ 612,350
Trading loss	(3,249)
Interest income	5,084
Other income	55,748
	669,933
Expenses	
Compensation and benefits	197,231
Commissions and clearance paid to other brokers	210,375
Interest expense	147
Occupancy and equipment costs	123,809
Regulatory expense	53,024
Communications expense	23,168
Promotional costs	55,585
Other expenses	9,788
	673,127
Net (loss) before income taxes	(3,194)
Provision for federal income tax	-0-
Net Income (Loss)	$ (3,194)

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2013

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2012	10,000	$ 100	$ 134,082	$ 34,876	$ 169,058
Contributions			9,924		9,924
Distributions				(20,000)	(20,000)
Net income (loss)				(3,194)	(3,194)
Balances at September 30, 2013	10,000	$ 100	$ 144,006	$ 11,682	$ 155,788

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2013

Balance, at September 30, 2012	$	-0-
Increases		-0-
Decreases		-0-
Balance, at September 30, 2013	$	-0-

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities	
Net income (loss)	$ (3,194)
Adjustments to reconcile net income (loss) to net cash	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(30,794)
Decrease in securities owned	26,799
Decrease in other assets	5,791
Increase in accounts payable	23,721
Increase in commission payable	19,698
Net cash provided (used) by operating activities	42,021
Cash flows from investing activities	
Purchase of property and equipment	(5,312)
Net cash provided (used) by investing activities	(5,312)
Cash flows from financing activities	
Capital contributed	9,924
Distributions	(20,000)
Net cash provided (used) by financing activities	(10,076)
Net increase in cash	26,633
Cash and cash equivalents at beginning of year	81,328
Cash and cash equivalents at end of year	$ 107,961

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 147
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Notes to Financial Statements
September 30, 2013

Note 1 - Summary of Significant Accounting Policies

LaraDorbecker Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed June 28, 2000 and became effective with the SEC on January 11, 2001 and operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Delaware Corporation and is a wholly-owned subsidiary of LaraDorbecker Holding Corporation (the "Parent"). Substantially all of the Company's business is conducted with customers located in the state of Texas and in Mexico.

Securities transactions and (related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities owned readily marketable are carried at fair market value and securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2013 was $1,800 and is included in occupancy and equipment costs.

For purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Fair Value Disclosures

Fair Value Measurements

The Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities. The Company's level 2 securities consisted of corporate debt obligations.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2013, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 2 investments at September 30, 2013 and during the period then ended.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2013, the Company had net capital of approximately $141,562 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 6 - Related Party Transactions

During the year ended September 30, 2013 the Company paid rent of $44,000 to shareholder of the Parent. The lease between the shareholder and the Company is valid until either party decides to terminate it. This expense is included in occupancy and equipment costs.

Note 7 - Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits at various times during the year ended September 30, 2013. The risk is managed by maintaining all deposits in high quality institutions.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Securities owned and receivable from the clearing organization includes a required deposit of $50,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2013

Schedule I

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 155,788
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	155,788
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	(6,129)
Other assets	(5,085)
Net capital before haircuts on securities positions	144,574
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	(3,012)
Net capital	$ 141,562

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 28,343
Commission payable	32,400
Total aggregate indebtedness	$ 60,743

Schedule I (continued)

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,050
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 41,562
Excess net capital at 1000%	$ 135,488
Ratio: Aggregate indebtedness to net capital	.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per unaudited FOCUS II a	$ 163,962
Increase in accrued expenses	(22,400)
Net capital per audited report	$ 141,562

Schedule II

LARADORBECKER SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

September 30, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
LaraDorbecker Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of LaraDorbecker Securities Corporation (the "Company"), as of and for the year ended September 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 20, 2013

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
LaraDorbecker Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2013 , which were agreed to by LaraDorbecker Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating LaraDorbecker Securities Corporation's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for LaraDorbecker Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013 with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 20, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052904 FINRA SEP
LARADORBECKER SECURITIES CORP
32 GOLDEN SCROLL CIR
THE WOODLANDS TX 77382-5363

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK F [illegible]
(214) 691-3944

2. A. General Assessment (item 2e from page 2)		$ 902
B. Less payment made with SIPC-6 filed (exclude interest)	4-30-2013 #2583 (Date Paid)	(400)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		502
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 502
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 502.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LARADORBECKER SECURITIES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 19 day of Aug, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2012
and ending 9/30/2013

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 669,934
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		3,249
Total additions		3249
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		277,616
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		33,366
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 147	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 1426	
Enter the greater of line (i) or (ii)		1426
Total deductions		312,408
2d. SIPC Net Operating Revenues		$ 360,775
2e. General Assessment @ .0025		$ 902
		(to page 1, line 2.A.)